United States securities and exchange commission logo





                           July 6, 2020

       Benjamin Schlater
       Chief Financial Officer
       FERRO CORPORATION
       6060 Parkland Boulevard
       Suite 250
       Mayfield Heights, Ohio 44124

                                                        Re: FERRO CORPORATION
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Form 8-K
                                                            Filed March 2, 2020
                                                            File No. 1-00584

       Dear Mr. Schlater :

              We have reviewed your June 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 20, 2020 letter.

       Form 8-K Filed March 2, 2020

       Table 12, page 19

   1.                                                   We note your response
to prior comment 3. Please revise to label the measure    adjusted
                                                        free cash flow." Please
refer to Question 102.07 of the Compliance and Disclosure
                                                        Interpretations for
Non-GAAP Financial Measures.
 Benjamin Schlater
FERRO CORPORATION
July 6, 2020
Page 2

       You may contact Nudrat Salik at (202) 551-3692 or Daniel Gordon at (202) 551-3486
with any questions.



FirstName LastNameBenjamin Schlater                     Sincerely,
Comapany NameFERRO CORPORATION
                                                        Division of Corporation
Finance
July 6, 2020 Page 2                                     Office of Life Sciences
FirstName LastName